EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation of our report, included or incorporated by reference in this Form 11-K, into the Illinois Tool Works Inc.'s previously filed registration statements on Form S-8 (File Nos. 333-108088, 333-105731, 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4, (File Nos. 333-02671, 333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780 and 333-70691) and Premark International, Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ Grant Thornton LLP
Chicago, Illinois
May 26, 2005